March 11, 2025

Tayfun Tuzun
Chief Financial Officer
Bank of Montreal
100 King Street West
1 First Canadian Place
Toronto, Ontario
Canada M5X 1A1

        Re: Bank of Montreal
            Registration Statement on Form F-3
            Filed March 3, 2025
            File No. 333-285508
Dear Tayfun Tuzun:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Mario Schollmeyer, Esq.